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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                     Hanover Capital Mortgage Holdings, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                410761100-Common
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                                 (Cusip Number)


                                Wallace R. Weitz
                                    President
                                       and
                               Mary Beerling, Esq.
                         Vice President/General Counsel
                       1125 South 103rd Street, Suite 600
                              Omaha, Nebraska 68124
                                 (402) 391-1980
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               Name, Address and Telephone Number of Notice Person


                                  April 7, 2000
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.    [X]

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CUSIP No. 410761100                                                13D

1)       NAME OF REPORTING PERSON       I.R.S. NUMBER OF REPORTING PERSON
                  Wallace R. Weitz & Company         Tax I.D. No. 47-0654095

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [X]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
                  OO:  Funds of investment advisory clients

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                            [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
                  State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)       Sole Voting Power:                 1,975,100
8)       Shared Voting Power:               None
9)       Sole Dispositive Power:            1,975,100
10)      Shared Dispositive Power:          None

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,975,100

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                      [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.4%

14)      TYPE OF REPORTING PERSON
         IA

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CUSIP No. 410761100                                                13D

15)      NAME OF REPORTING PERSON            I.R.S. NUMBER OF REPORTING PERSON
         Weitz Series Fund, Inc.-Value Fund Tax I.D. No. 47-0692800

2)       CHECK THE APPROPRIATE BOX IF PART OF A GROUP
         (a)  [ ]
         (b)  [X]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         OO:  Funds of investment company shareholders

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                            [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)       Sole Voting Power:                          None
8)       Shared  Voting Power:                       639,400
9)       Sole Dispositive Power:                     None
10)      Shared Dispositive Power:                   639,400

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         639,400

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.4%

14)      TYPE OF REPORTING PERSON
         IV

                                       3

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CUSIP No. 410761100                                                13D

1)       NAME OF REPORTING PERSON         I.R.S. NUMBER OF REPORTING PERSON
         Weitz Partners, Inc.-                       47-0768141
                  Partners Value Fund
2)       CHECK THE APPROPRIATE BOX IF PART OF A GROUP
         (a) [ ]
         (b) [X ]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         OO:  Funds of investment company shareholders

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                            [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)       Sole Voting Power:                          None
8)       Shared Voting Power                         615,000
9)       Sole Dispositive Power                      None
10)      Shared Dispositive Power                    615,000

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         615,000

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%

14)      TYPE OF REPORTING PERSON
         IV

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CUSIP No. 410761100                                                13D

1)       NAME OF REPORTING PERSON           I.R.S. NUMER OF REPORTING PERSON
         Weitz Partners III Limited Partnership   47-0655997

2)       CHECK THE APPROPRIATE BOX IF PART OF A GROUP
         (a)  [ ]
         (b)  [X]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         OO:  Funds of investment limited partners

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                            [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)       Sole Voting Power:                          None
8)       Share Voting Power:                         674,200
9)       Sole Dispositive Power:                     None
10)      Shared Dispositive Power:                   674,200

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         674,200

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                      [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         10.8%

14)      TYPE OF REPORTING PERSON
         PN

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CUSIP No. 410761100                                                13D

1)       NAME OF REPORTING PERSON             I.R.S. NUMBER OF REPORTING PERSON
         Wallace R. Weitz                            Tax I.D. No.  ###-##-####

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [X]

3)       SEC USE ONLY

4)       SOURCE OF FUNDS
         None

5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                            [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         Citizen of United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7)       Sole Voting Power:                 None
8)       Shared Voting Power:               1,975,000
9)       Sole Dispositive Power:            None
10)      Shared Dispositive Power:          1,975,000

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         None

12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.4%

14)      TYPE OF REPORTING PERSON
         IN

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Item 1.  SECURITY AND ISSUER

The classes of equity securities to which this statement relates is the common stock (the "Securities") of Hanover Capital Mortgage Holdings, Inc. (the "Issuer"). In accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, the amount of the Securities reported on this statement includes warrants which are convertible by the Reporting Persons into common stock within sixty days. The Issuer's principal executive offices are located at 90 West Street, Suite 2210, New York, New York 10006.


Item 2.  IDENTITY AND BACKGROUND

Wallace R. Weitz & Company ("Weitz & Co."), a Nebraska corporation, is an investment adviser registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. Weitz & Co. provides investment advice to certain investment limited partnerships, individual advisory accounts and registered investment companies. Weitz Series Fund, Inc., is a registered investment company organized as a Minnesota corporation and having four individual series, including the Value Fund (" Value Fund"). Weitz Partners, Inc. is a registered investment company organized as a Nebraska corporation and having one series, the Partners Value Fund ("Partners Value Fund"). Weitz Partners III Limited Partnership ("Partners III") is a Nebraska limited partnership whose sole General Partner is Wallace R. Weitz. The principal office of Weitz & Co., Value Fund, Partners Value Fund and Partners III is One Pacific Place, 1125 South 103rd Street, Suite 600, Omaha, Nebraska 68124.

The Securities to which this statement relates were acquired on behalf of investment advisory clients of Weitz & Co., including Value Fund, Partners Value Fund and Partners III under sole discretionary authority granted to Weitz & Co by such advisory clients. None of the Securities are owned by or on behalf of Weitz & Co. or by any officer or director of Weitz & Co. or by any of the officers or directors of Value Fund, Partners Value Fund or the General Partner of Partners III. Weitz & Co. may, however, from time to time own shares of the Value Fund or the Partners Value Fund.

This statement is also being filed by Wallace R. Weitz, President and sole owner of Weitz & Co., in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Weitz & Co. through the exercise of voting control and/or dispositive power over the Securities as a result of his official positions or ownership of the voting securities of Weitz & Co. Neither Weitz & Co. nor Mr. Weitz owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported in the statement.

Weitz & Co., Value Fund, Partners Value Fund, Partners III and Mr. Weitz are referred to collectively in this statement as the "Reporting Persons".

During the past five years none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body involving any alleged violations of any securities laws.

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Schedule I which is attached to this statement and incorporated herein sets forth the names, business addresses and principal occupations of each director and officer of Weitz & Co., each director and officer of Weitz Series Fund, Inc. and Weitz Partners, Inc. and the General Partner of Weitz Partners III.


Item 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $9,096,913 in the aggregate to purchase the Securities reported on this statement. Such consideration came from the assets of the advisory clients and not the assets of Weitz & Co. None of the funds used to purchase the Securities were borrowed funds.


Item 4.  PURPOSE OF TRANSACTION

The Securities reported in this statement were acquired in the ordinary course of business by Weitz & Co. on behalf of its investment advisory clients for investment purposes with the goal of capital appreciation. The Securities are reported by Weitz & Co. and Mr. Weitz, President of Weitz & Co. in the event that either should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of the Securities under the provisions of subparagraph (b) of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership by Weitz & Co. and Mr. Weitz as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. Weitz & Co. may from time to time acquire additional Securities on behalf of advisory clients or dispose of all or a portion of the current holdings of Securities.

Weitz & Co. is engaged in the business of investment management and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its advisory clients. In pursuing this investment philosophy, Weitz & Co. analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussion with knowledgeable industry observers, and with management of such companies, often at management's invitation.

Weitz & Co., as an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 may elect to file securities ownership reports required by the Securities and Exchange Act of 1934 on Schedule 13G. Weitz & Co. routinely uses Schedule 13G to report its beneficial ownership of securities purchased for its advisory clients. As a result of investment analysis and the occurrence of events, Weitz & Co. may desire to participate in discussions with management of a particular company or with third parties about significant matters in which Weitz & Co. may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause a company's true economic value to be recognized. In such situations Weitz & Co. may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more freely involved with management and to enter into discussions with third parties concerning possible strategic alternatives.

To obtain the necessary flexibility to have such discussions with management, other shareholders and third parties, Weitz & Co. is converting its ownership filing on Schedule 13G to a filing on

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Schedule 13D. Depending on such discussions and consideration of strategic alternatives, Weitz & Co. could support one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number of Securities owned beneficially by Weitz & Co. is 1,975,100 shares of common stock and warrants representing 28.4% of such Securities. The aggregate number of shares of common stock and warrants owned of record by the Value Fund is 639,400 representing 10.4% of such Securities. The aggregate number of shares of common stock and warrants owned of record by the Partners Value Fund is 615,000 representing 9.9% if such Securities. The aggregate number of shares of common stock and warrants owned of record by Partners III is 674,200 representing 10.8% of such Securities.
(b) Weitz & Co. has the sole power to vote or direct the vote of the Securities and the sole power to dispose of or direct the disposition of the Securities.
(c) On February 25, 2000, Weitz & Co., on behalf of an advisory client, sold 1,000 shares of the Securities at a price of $3 5/8 per share and on March 15, 2000, Weitz & Co., on behalf of an advisory client, sold 222,600 shares of the Securities at $3 3/16 per share.
(d) Weitz & Co.'s advisory clients have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from the Securities held for their accounts. Investment advisory clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Weitz & Co. does not have an economic interest in any of the Securities reported in this statement.
(e)   Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

As discussed above, Weitz & Co. has written investment advisory contracts with each of its clients who own the Securities of the Issuer. Such contracts provide Weitz & Co. investment authority over all securities purchased for the individual accounts. There are no special arrangements with respect to the Securities of the Issuer. Weitz & Co. has voting authority with respect to the securities owned of record by its advisory clients.


Item 7.  MATERIAL TO BE FILED AS AN EXHIBIT

Schedule I. Information Concerning the Officers and Directors of Weitz & Co., Value Fund, Partners Value Fund and the General Partner of Partners III.

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                                   SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    April 7, 2000


WALLACE R. WEITZ & COMPANY

By:    /s/ Wallace R. Weitz
Name:  Wallace R. Weitz
Title: President


WEITZ SERIES FUND, INC.-VALUE FUND

By:    /s/ Mary K. Beerling
Name:  Mary K. Beerling
Title: Vice President


WEITZ PARTNERS, INC.-PARTNERS VALUE FUND

By:    /s/ Mary K. Beerling
Name:  Mary K. Beerling
Title: Vice President


WEITZ PARTNERS III LIMITED PARTNERSHIP

By:    /s/ Wallace R. Weitz
Name:  Wallace R. Weitz
Title: General Partner


WALLACE R. WEITZ
(Individually)

/s/  Wallace R. Weitz

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

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this
Schedule 13D. In evidence thereof, the undersigned hereby execute this agreement as of the 7th day of April, 2000.


WALLACE R. WEITZ & COMPANY

By:    /s/ Wallace R. Weitz
Name:  Wallace R. Weitz
Title: President


WEITZ SERIES FUND, INC.-VALUE FUND

By:    /s/ Mary K. Beerling
Name:  Mary K. Beerling
Title: Vice-President


WEITZ PARTNERS, INC.-PARTNERS VALUE FUND

By:    /s/ Mary K. Beerling
Name:  Mary K. Beerling
Title: Vice President


WEITZ PARTNERS III LIMITED PARTNERSHIP

By:    /s/ Wallace R. Weitz
Name:  Wallace R. Weitz
Title: General Partner


WALLACE R. WEITZ
(Individually)

/s/ Wallace R. Weitz

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                                   Schedule I

        Information with Respect to Officers, Directors, General Partner


All of the following individuals are Officers and Directors of Wallace R. Weitz & Company. Each Officer and Director is a citizen of the United States of
America:

Wallace R. Weitz                                    Linda L. Lawson
President                                           Vice President
1125 S. 103rd St., Ste. 600                         1125 S. 103rd St., Ste. 600
Omaha, NE  68124-6008                               Omaha, NE  68124-6008

Barbara V. Weitz                                    Mary K. Beerling
Professor, University of Nebraska at Omaha          Vice President
6001 Dodge St., Annex 40                            1125 S. 103rd St., Ste. 600
Omaha, NE  68182                                    Omaha, NE  68124-6008

Richard F. Lawson
Vice President
1125 S. 103rd St., Ste. 600
Omaha, NE  68124-6008

All of the following individuals are Officers of Weitz Series Fund, Inc.--Value Fund and Weitz Partners, Inc.--Partners Value Fund. Each Officer is a citizen of the United States of America:

Wallace R. Weitz
President
1125 S. 103rd St., Ste. 600
Omaha, NE  68124-6008

Richard F. Lawson
Vice President
1125 S. 103rd St., Ste. 600
Omaha, NE  68124-6008

Linda L. Lawson
Vice President
1125 S. 103rd St., Ste. 600
Omaha, NE  68124-6008

Mary K. Beerling
Vice President
1125 S. 103rd St., Ste. 600
Omaha, NE  68124-6008

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All of the following individuals are Directors of Weitz Series Fund, Inc.--Value
Fund and Weitz Partners, Inc.--Partners Value Fund. Each Director is a citizen of the United States of America:

Wallace R. Weitz                                Mr. Richard D. Holland
President                                       Retired
1125 S. 103rd St., Ste. 600                     1501 S. 80th Street
Omaha, NE  68124-6008                           Omaha, NE  68124

Ms. Lorraine Chang                              Mr. Thomas R. Pansing
Consultant                                      Partner
650 North 56th Street                           Gaines Mullen Pansing & Hogan
Omaha, NE  68132                                10050 Regency Circle
                                                Omaha, NE  68114

Mr. John W. Hancock                             Mr. Del Toebben
Partner                                         Retired
Hancock & Dana                                  7520 Oakwood Street
12829 West Dodge Rd., Ste. 100                  Ralston, NE  68127
Omaha, NE  68124

Wallace R. Weitz, whose address is set forth above, is also the sole General Partner of Weitz Partners III Limited Partnership.

To the knowledge of management of Wallace R. Weitz & Company, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

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